Exhibit 4

Avricore Health Inc.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Avricore Health Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Avricore Health Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1, the Company has negative operating cash flows and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 1, 2023

PCAOB ID: 1524

We have served as the Company’s auditor since 2020.

Avricore Health Inc.

Consolidated Statements of Financial Position

As at December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	2022	2021
		$	$
ASSETS

Current Assets
Cash and cash equivalents		620,527	2,012,995
Term deposit		10,000	-
Accounts receivable	4	770,373	91,548
Prepaid expenses and deposits	5	30,231	54,467
		1,431,131	2,159,010

Equipment	6	1,107,991	90,875
Intangible assets	7	29,861	31,508
Total Assets		2,568,983	2,281,393

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	8	312,893	44,477
Deferred revenue		252,000	-
Loans payable	9	40,000	40,000
		604,893	84,477

SHAREHOLDERS’ EQUITY
Share capital	10	27,064,727	26,618,315
Reserves	10	5,933,708	5,794,718
Deficit		(31,034,345)	(30,216,117)
		1,964,090	2,196,916
Total Liabilities and Shareholders’ Equity		2,568,983	2,281,393

Nature of operations and going concern (Note 1)

Subsequent events (Note 19)

Approved and authorized for issuance on behalf of the Board of Directors on May 1, 2023.

“Hector Bremner”	“David Hall”
Hector Bremner, Director	David Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

3

Avricore Health Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Note	2022	2021
		$	$

Revenue	18	1,768,374	122,808
Cost of sales		1,311,581	92,287
Gross profit		456,793	30,521

Expenses
Advertising and promotion		2,961	-
Amortization	6 & 7	631	17,984
Consulting	12	197,860	355,350
General and administrative	11	250,144	182,847
Management Fees	12	168,000	205,000
Shareholder communications		173,035	329,342
Professional fees	12	150,585	189,796
Share-based compensation	10 & 12	331,522	495,791
		(1,274,738)	(1,776,110)
Loss before other income (expense)		(817,945)	(1,745,589)

Other income (expense)
Finance costs	9	-	(38,438)
Foreign exchange gain (loss)		298	(153)
Gain on settlement and write-off of liabilities	7	-	75,467
Interest income		8,086	581
Write-off of accounts receivable		(8,667)	-
		(283)	37,457

Net loss and comprehensive loss for the year		(818,228)	(1,708,132)

Basic and Diluted Loss Per Share		(0.01)	(0.02)
Weighted Average Number of Common Shares Outstanding		97,859,216	92,610,766

Segmented information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

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Avricore Health Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$
Balance, December 31, 2020	69,795,584	22,286,852	10,000	914,531	4,582,561	(28,507,985)	(714,041)
Shares issued for cash	15,740,000	2,414,000	(10,000)	-	-	-	2,404,000
Exercise of warrants	10,058,660	1,805,132	-	(151,395)	-	-	1,653,737
Exercise of options	1,666,020	312,052	-	-	(186,395)	-	125,657
Share issued for services	275,000	38,500	-	-	-	-	38,500
Share issuance costs	-	(238,221)	-	139,625	-	-	(98,596)
Share-based compensation	-	-	-	-	495,791	-	495,791
Net loss for the year	-	-	-	-	-	(1,708,132)	(1,708,132)
Balance, December 31, 2021	97,535,264	26,618,315	-	902,761	4,891,957	(30,216,117)	2,196,916
Exercise of warrants	909,400	175,412	-	(1,532)	-	-	173,880
Exercise of options	800,000	271,000	-	-	(191,000)	-	80,000
Share-based compensation	-	-	-	-	331,522	-	331,522
Net loss for the year	-	-	-	-	-	(818,228)	(818,228)
Balance, December 31, 2022	99,244,664	27,064,727	-	901,229	5,032,479	(31,034,345)	1,964,090

The accompanying notes are an integral part of these consolidated financial statements

5

Avricore Health Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	2022	2021
	$	$
Operating Activities
Net loss	(818,228)	(1,708,132)
Adjustment for non-cash items:
Amortization	183,047	17,984
Finance cost	-	38,438
Share-based payments	331,522	495,791
Write-off of accounts receivable	8,667	-

Change in working capital items:
Accounts receivable	(687,492)	(79,620)
Prepaid expenses and deposits	24,236	70,977
Deferred revenue	252,000	-
Accounts payable and accrued liabilities	268,416	(69,592)
Net cash used in operating activities	(437,832)	(1,234,154)

Investing Activities
Intangible assets	(5,171)	(35,006)
Purchase of equipment	(1,193,345)	(105,358)
Term deposit	(10,000)	-
Net cash used in investing activities	(1,208,516)	(140,364)

Financing Activities
Proceeds from issuance of shares	-	2,404,000
Proceeds from exercise of warrants	173,880	1,653,737
Proceeds from exercise of stock options	80,000	125,657
Share issuance costs	-	(98,596)
Loan repaid	-	(1,000,000)
Net cash provided by financing activities	253,880	3,084,798

(Decrease) increase in cash and cash equivalents	(1,392,468)	1,710,280
Cash and cash equivalents, beginning of year	2,012,995	302,715
Cash and cash equivalents, end of year	620,527	2,012,995

Cash and cash equivalents consist of:
Cash	620,527	1,702,995
Guaranteed investment certificates	-	310,000
Cash and cash equivalents	620,527	2,012,995

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

6

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have historically been funded by the issuance of share capital but there is no guarantee that such funding will be available in the future. These conditions indicate the existence of material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations or raise additional financing to cover ongoing cash requirements. The consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	December 31, 2022	December 31, 2021
	$	$
Deficit	(31,034,345)	(30,216,117)

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

The consolidated financial statements for the year ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)	Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented. The consolidated financial statements are presented in Canadian dollars, which is also the Company’s and its subsidiary’s functional currency, unless other indicated.

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Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of preparation (continued)

The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)	Basis of consolidation

Consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the consolidated financial statements. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These consolidated financial statements include the accounts of the Company and its controlled wholly owned Canadian subsidiary HealthTab™ Inc.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Revenue recognition

The Company’s revenues are generated from operating leases of the POCT system and sale of testing panels. Revenue comprises the fair value of the consideration received or receivable and it is shown net of tax and discounts.

The Company recognizes revenue to depict the transfer of goods and services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services by applying the following steps:

●	Identify the contract with a customer;
●	Identify the performance obligations in the contract;
●	Determine the transaction price;
●	Allocate the transaction price to the performance obligations; and
●	Recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue may be earned over time as the performance obligations are satisfied or at a point in time which is when the entity has earned a right to payment, the customer has possession of the asset and the related significant risks and rewards of ownership, and the customer has accepted the asset.

The Company’s arrangements with customers can include multiple performance obligations. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under IFRS 15, Revenue from Contracts with Customers.

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Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a)	Revenue recognition (continued)

The Company determines the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of our transactions, our marketing strategy, historical sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration our go-to-market strategy. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its customers after invoicing within the normal 28-day commercial terms. If a customer is specifically identified as a credit risk, recognition of revenue is stopped except to the extent of fees that have already been collected.

b)	Leases

A contract is, or contains, a lease if the contract conveys a lessee the right to control the use of lessor’s identified asset for a period of time in exchange for consideration.

The Company as a lessee

A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term. Interest expense is recognized on the lease liabilities using the effective interest rate method and payments are applied against the lease liability.

Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

-	The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying balance of the right-of-use assets, lease liabilities, and the resulting interest expense and depreciation expense, may differ due to changes in the market conditions and lease term.
-	Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

The Company as a lessor

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset. All other leases are classified as finance leases.

Leases of the Company’s POCT systems to customers are classified as operating leases. Lease payments from operating leases are recognized as income on a straight-line basis. All costs, including depreciation, incurred in earning the operating lease income are recognized as cost of sales. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income. The depreciation for depreciable underlying assets subject to operating leases is in accordance with depreciation policy for the Company’s equipment.

9

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Foreign currency

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

d)	Cash and cash equivalents

Cash equivalents include short-term guaranteed investment certificates readily convertible into a known amount of cash, which is subject to insignificant change in value.

e)	Intangible assets

All intangible assets acquired separately by the Company are recorded at cost on the date of acquisition. Intangible assets that have indefinite lives are measured at cost less accumulated impairment losses. Intangible assets that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets comprise of software, intellectual property, trademarks and web domains and distribution rights, which are amortized on a straight-line basis over 3 years. Amortization rates are reviewed annually to ensure they are aligned with estimates of remaining economic useful lives of the associated intangible assets.

f)	Equipment

Equipment acquired by the Company is recorded at cost on the date of acquisition. Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Amortization is calculated on a declining balance method over their estimated useful lives. The Company’s system hardware is amortized at 55% and system analyzers and software at 20%.

g)	Share-based payments

The Company operates an incentive share purchase option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black-Scholes option pricing model, which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

10

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based payment included in the reserves account is transferred to share capital on exercise of options. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from issuance of units are allocated between common shares and warrants based on the residual method. Under this method, the proceeds are allocated first to share capital based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in share capital, and any related amount recorded in warrants reserve is transferred to share capital.

i)	Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the periods presented.

j)	Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the statements of operations. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

11

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company has classified its cash and cash equivalents as FVTPL and term deposit, accounts receivable, accounts payable and loans payable as amortized cost.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the profit or loss in the period in which they arise.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) as they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

12

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Financial Instruments (continued)

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

l)	Impairment of equipment and intangible assets

At the end of each reporting period, if there are indicators of impairment, the Company reviews the carrying amounts of its equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

If any such indication of impairment exists, the Company makes an estimate of its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Where the carrying amount of a cash generating unit exceeds its recoverable amount, the cash generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators. The recoverable amount of intangible assets with an indefinite useful life, intangible assets not available for use, or goodwill acquired in a business combination are measured annually whether or not there are any indications that impairment exists.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in prior years. A reversal of an impairment loss is recognized as income immediately.

m)	Significant accounting estimates and judgments

Estimates

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

13

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Significant accounting estimates and judgments (continued)

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Estimation of useful lives of equipment and software

Amortization of equipment and software is dependent upon estimates of their useful lives. The actual lives of the assets are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles, and maintenance are taken into account.

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above for Revenue Recognition have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Deferred income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Going concern

Management has applied judgements in the assessment of the Company’s ability to continue as a going concern when preparing its financial statements for the year ended December 31, 2022. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The factors considered by management are disclosed in Note 1.

14

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company’s consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	2022	2021
	$	$
Trade receivables	748,097	83,847
GST receivable	22,276	7,701
	770,373	91,548

5.	PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $6,932 (2021 - $35,949), prepaid business insurance of $11,299 (2021 - $6,518) and security deposits of $12,000 (2021 - $12,000).

6.	EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2020	-
Additions	105,358
Balance, December 31, 2021	105,358
Additions	1,193,345
Balance, December 31, 2022	1,298,703

Accumulated Amortization
Balance, December 31, 2020	-
Amortization	14,483
Balance, December 31, 2021	14,483
Amortization	176,229
Balance, December 31, 2022	190,712

Carrying value
As at December 31, 2021	90,875
As at December 31, 2022	1,107,991

Equipment is comprised primarily of assets deployed to earn revenues.

15

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

7.	INTANGIBLE ASSETS

	Software	HealthTab™	Corozon	Emerald	Total
	$	$	$	$	$
Cost
Balance, December 31, 2020	-	1	1	1	3
Additions	35,006	-	-	-	35,006
Balance, December 31, 2021	35,006	1	1	1	35,009
Additions	5,171	-	-	-	5,171
Balance, December 31, 2022	40,177	1	1	1	40,180

Accumulated Amortization
Balance, December 31, 2020	-	-	-	-	-
Amortization	3,501	-	-	-	3,501
Balance, December 31, 2021	3,501	-	-	-	3,501
Amortization	6,818	-	-	-	6,818
Balance, December 31, 2022	10,319	-	-	-	10,319

Carrying value
As at December 31, 2021	31,505	1	1	1	31,508
As at December 31, 2022	29,858	1	1	1	29,861

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

	2022	2021
	$	$
Trade accounts payable	261,493	44,477
GST payable	51,400	-
	312,893	44,477

9.	LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000 (the “Loan”). The Loan was for a term of one year from the date of receipt of the funds, bore interest at a rate of 10% per annum and was secured with all of the present and after-acquired property of the Company. The loan was subject to an interest reserve of $100,000 held back from the loan advance. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the Loan.

16

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

9.	LOANS PAYABLE (continued)

During the year ended December 31, 2022, the Company recorded $Nil (2021 - $21,096) as interest expense and recorded $Nil (2021 - $17,342) as accretion expense on the loan which was been included in finance cost in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2021, the Company repaid the outstanding loan balance of $1,000,000 at the end of the term.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2023. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

10.	SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the year ended December 31, 2022:

The Company issued 909,400 common shares upon exercise of warrants for gross proceeds of $173,880.

The Company issued 800,000 common shares upon exercise of stock options for gross proceeds of $80,000.

During the year ended December 31, 2021:

The Company issued 10,058,660 common shares upon exercise of warrants for gross proceeds of $1,653,737.

The Company issued 1,666,020 common shares upon exercise of stock options for gross proceeds of $125,657.

The Company issued 275,000 common shares valued at $38,500 to a consultant in exchange for services received.

On February 12, 2021, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of $0.22 per unit for gross proceeds of $1,540,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.30 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company’s directors and officers participated in the private placement. The Company paid finder’s fee totaling $56,320 and issued 256,000 finder’s warrants valued at $39,206.

On January 28, 2021, the Company closed the final tranche of a non-brokered private placement and issued 8,740,000 units at a price of $0.10 per unit for gross proceeds of $874,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company’s directors and officers participated in the private placement. The Company paid finder’s fee totaling $27,800 and issued 278,000 finder’s warrants valued at $100,419.

17

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	2022		2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	7,880,052	$0.13	6,706,072	$0.08
Options granted	3,125,000	$0.15	2,840,000	$0.22
Expired/Cancelled	(1,570,052)	$0.13	-	-
Exercised	(800,000)	$0.10	(1,666,020)	$0.08
Ending Balance	8,635,000	$0.14	7,880,052	$0.13
Exercisable	6,216,250	$0.14	7,692,552	$0.13

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.17	March 13, 2023	250,000	250,000
$0.10	March 27, 2023	200,000	200,000
$0.10	April 11, 2023	150,000	150,000
$0.075	January 24, 2024	140,000	140,000
$0.06	April 1, 2024	140,000	140,000
$0.05	October 15, 2024	1,470,000	1,470,000
$0.08	November 18, 2025	500,000	500,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,800,000
$0.15	August 10, 2027	2,725,000	681,250
$0.15	August 12, 2027	100,000	25,000
$0.16	October 12, 2027	300,000	-
		8,635,000	6,216,250

The weighted average remaining life of the stock options outstanding at December 31, 2022 is 3.17 years (2021: 2.73 years). The weighted average fair value of options granted during the year ended December 31, 2022 is $0.13 per option.

18

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

10.	SHARE CAPITAL (continued)

Share-based compensation

Share-based compensation of $331,522 was recognized during the year ended December 31, 2022 (2021 - $495,791), respectively, for stock options granted and vested during the year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2022	2021
Expected life	0.8 – 2.65 years	5 years
Volatility	94% - 193%	134% - 211%
Dividend yield	0%	0%
Risk-free interest rate	1.46% - 3.71%	0.32% - 0.99%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	2022		2021
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	18,781,066	$0.21	18,743,226	$0.16
Warrants issued	-	-	16,274,000	$0.22
Warrants exercised	(909,400)	$0.19	(10,058,660)	$0.16
Warrants expired	(17,871,666)	$0.22	(6,177,500)	$0.15
Outstanding	-	-	18,781,066	$0.21

Fair value of the finder’s warrants granted was measured using the Black-Scholes pricing model with the following assumptions:

	2022	2021
Expected life	-	1 year
Volatility	-	195%-200%
Dividend yield	-	0%
Risk-free interest rate	-	0.15%-0.17%

Black-Scholes pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

19

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

11.	GENERAL AND ADMINISTRATIVE EXPENSES

	2022	2021
	$	$
Bank service charges	5,421	6,806
Filing and registration fees	40,563	59,635
Insurance	60,251	44,784
Investor relations	-	5,312
Office maintenance	31,888	30,738
Payroll	34,813	-
Regulatory fees	5,238	8,380
Rent	16,800	12,810
Travel	55,170	14,382
	250,144	182,847

12.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2022 and 2021, the Company recorded the following transactions with related parties:

a)	$168,000 in management fees (2021 - $150,000) to the Chief Executive Officer of the Company along with a bonus award of $Nil (2021 - $35,000).

b)	$Nil in management fees to the former President and Chief Executive Officer of the Company (2021 -$20,000).

c)	$124,200 in professional fees (2021 - $120,000) to a company controlled by the Chief Financial Officer of the Company along with a bonus award of $Nil (2021 - $30,000).

d)	$168,000 in consulting fees (2021 - $127,500) to the Chief Technology Officer of the Company along with a bonus award $Nil (2021 - $35,000).

Related party transactions not otherwise described in the consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	2022	2021
	$	$
Consulting fees	168,000	162,500
Management fees	168,000	205,000
Professional fees	124,200	150,000
Share-based compensation	151,088	264,393
	611,288	781,893

There were no amounts due to related parties as at December 31, 2022 and 2021.

20

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

13.	CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2022.

14.	SEGMENTED INFORMATION

At December 31, 2022 and 2021, the Company has only one segment, being the HealthTab™ - Point of Care Business in Canada.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

There were no non-cash transactions during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company:

- Issued common shares against subscriptions of $10,000 received in prior year.

- Issued 275,000 common shares valued at $38,500 for services received.

16.	INCOME TAXES

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022 and 2021:

	2022	2021
	$	$
Loss for the year	(818,228)	(1,708,132)

Expected income tax recovery (27%)	(221,000)	(461,000)
Change in statutory, foreign tax, foreign exchange rates and other	(2,000)	(24,000)
Permanent differences and other	91,000	134,000
Share issue cost	(5,000)	(5,000)
Change in unrecognized deductible temporary differences	137,000	356,000
Total income tax expense (recovery)	-	-

21

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

16.	INCOME TAXES (continued)

The significant components of the Company’s deferred tax assets are as follows:

	2022	2021
	$	$
Share issue costs	26,000	29,000
Property and equipment	219,000	164,000
Intangible asset	157,000	157,000
Non-capital losses	5,719,000	5,636,000
Total	6,121,000	5,986,000
Unrecognized deferred tax assets	(6,121,000)	(5,986,000)
Deferred income tax asset (liability)	-	-

The Company has approximately $21,261,000 in non-capital losses for Canadian tax purposes which begin expiring in 2026.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 99% of trade receivables are due from one customer at December 31, 2022 (2021 – 76% from one customer).

22

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Due to the ongoing COVID-19 pandemic, liquidity risk has been assessed as high.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2022 are as follows:

	Carrying value	Contractual Cash flows	Within 1 year	1 - 5 Years
	$	$	$	$
Accounts payable and accrued liabilities	312,893	312,893	312,893	-
Deferred revenue	252,000	252,000	252,000	-
Loan payable	40,000	40,000	-	40,000
	604,893	604,893	564,893	40,000

c)	Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

d)	Fair values of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, and loans payable carrying amounts approximate fair value due to their short-term maturity;

23

Avricore Health Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

d)	Fair values of financial instruments (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

18.	REVENUE

Revenues earned comprise lease and service $222,406 (2021 – $nil) and sale of products $1,545,968 (2021 – $122,808). For the years ended December 31, 2022 and 2021, the Company had one major customer from whom revenues are earned. The loss of this major customer would have an adverse effect on the overall operations of the company. Revenue from the major customer was $1,768,374 for the year ended December 31, 2022 (2021 – $122,808).

19.	SUBSEQUENT EVENTS

The Company issued 400,000 common shares upon exercise of stock options for gross proceeds of $42,500.

24